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June 10, 2008	Jenny C. Yeh
Tel: +1 650 251 5926
jenny.yeh@bakernet.com
Securities and Exchange Commission
Division of Corporation Finance	VIA EDGAR AND
100 F Street, N.E.	FEDERAL EXPRESS
Washington, DC 20549

Attention:	Peggy Fisher Thomas Jones

RE:	Energy Recovery, Inc. Registration Statement on Form S-1 Initially Filed April 1, 2008 File No. 333-150007
Dear Mr. Jones:
On behalf of Energy Recovery, Inc. (the “Company” or “ERI”), we submit this letter in order to advise the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) of our anticipated price range.
While not currently reflected in the Registration Statement, the Company currently anticipates a price range of $7.00 to $9.00 per share for the Company’s common stock in connection with the proposed initial public offering. By this letter, we wish to address possible comments of the Staff regarding the difference between the expected offering price and the exercise price of recent stock option grants.
Background
This letter may repeat some of our previous responses to the Staff’s comments, which were set forth in our prior letters to the Staff, but we thought it would be helpful to gather in this letter all of the relevant information regarding this option valuation matter.
The Company’s last sale of securities, other than issuances pursuant to its stock option plans, was in May 2007 when 1,000,000 shares of its common stock were sold at $5.00 per share in a private placement to third parties and the Company relied on this private placement for purposes of determining the fair market value of its common stock. In connection with the private placement, the Company issued a private placement memorandum in consultation with its financial advisor. The private placement memorandum included projections of revenue of $35.1 million for 2007, which was very close to the Company’s actual revenue of $35.4 million for 2007. Because the Company only met, and did not exceed, the expectations of investors in 2007, management did not believe there was any reason to adjust the fair market value of the Company’s common stock in November 2007 when it granted options to purchase an aggregate of 106,500 shares of its common stock or in the first quarter of 2008
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when it issued options to purchase an aggregate of 92,400 shares of its common stock. The majority of the options to employees granted in the first quarter of 2008 were issued to two key new hires. The Company has not issued any options in the second quarter of 2008 and is waiting for the initial public offering to be priced before issuing additional options.
With respect to the initial public offering process, in August 2007, the Company began to consider the possibility of such an offering as well as a sale of the Company in order to provide liquidity for its stockholders. Because sea water desalination is more prevalent outside of the U.S. and the majority of its customers are located outside of the U.S., the Company initially considered a listing on a foreign stock exchange. Nine investment banks presented proposals, with various estimated enterprise values, to the Company in October 2007 in connection with a potential public offering. Please note that these estimated enterprise values were based solely on the Company’s marketing materials and did not involve any due diligence procedures on the part of the investment banks.
In November 2007, the Company hired a Chief Financial Officer to facilitate the initial public offering process. The two co-lead investment banks, Citigroup Global Market Inc. and Credit Suisse Securities (USA) LLC, were selected in November 2007 and several co-managers were being considered. Shortly after the Company hired its Chief Financial Officer, the Company decided to undertake an initial public offering and list on the NASDAQ Global Market rather than a foreign exchange in order to have access to a broader investor base. On December 10, 2007, the Company convened a formal organizational meeting for the initial public offering. The purpose of the organizational meeting was to introduce the team members and to provide the participants with a better understanding of the Company’s business. No valuations were discussed. The underwriters’ legal counsel provided a due diligence request list to the Company on December 20, 2007.
During January and February 2008, the Company provided due diligence materials and the underwriters and their legal counsel conducted due diligence. The Company began drafting the Registration Statement at the same time. No valuations were discussed during this period as the underwriters continued their due diligence.
In March 2008, the Company retained the services of Finance Scholars Group (“FSG”), an independent valuations firm that prepared the valuation of the Company's common stock for 2007, 2006 and 2005. FSG’s conclusion was that on June 30, 2007, 2006 and 2005, the fair market value was not materially above or below the price the Company used to value the options during those years.
Also, in March 2008 the Company received a written offer from a reputable private equity fund to purchase $65 million of the Company’s preferred stock at $5 per share. As discussed in our response to the Staff’s recent comment number 10, as set forth in our letter to the Staff dated June 9, 2008, the Company did not accept this offer for a variety of reasons. Management believes that this offer corroborates its belief that the fair market value of the

Company’s common stock remained at $5.00 per share as of March 2008, which value was used in valuing stock options issued by the Company in the first quarter of 2008.
In March 2008, the Company met with several research analysts to provide information regarding the Company’s technology, manufacturing process, sales and marketing approach and historical financials. The Company did not discuss valuations with such research analysts. The limited number of initial public offerings in the first quarter of 2008 and the disruptions in the capital markets in March 2008 raised concerns about the timing of the Company’s planned initial public offering. During April and May 2008, the Company filed and amended the Registration Statement.
The Company met with the underwriters on June 6, 2008 to begin preliminary discussions regarding an anticipated price range, and such anticipated price range has now been determined.
Analysis
We note that there are few U.S. public companies that are directly comparable to ERI and thus there were limited comparable valuations that could be used as a starting point for valuing the Company and its common stock. The limitation of comparable data, as well as the recent troubled state of the capital markets, has made it difficult for management to predict the likely public offering price range, until it commenced pricing discussions with the underwriters a few days ago. Prior to such recent discussions, the Company had received no indication as to the value or likely price range other than the broad valuation ranges discussed in October 2007.
The anticipated price range of $7.00 to $9.00 is not a significant increase over the $5.00 per share valuation amount used for the exercise price of options in 2007 and the first quarter of 2008. At this point, it is contemplated that the earliest that the initial public offering will be completed is early in the third quarter of 2008. Currently, the capital markets are quite turbulent and there is no assurance that the offering will indeed be completed. Given this uncertainty and the third quarter timing, we believe that a $5.00 per share valuation for the previous option grants is a fair valuation in that it represents a reasonable discount from the anticipated price range, which has just now been determined.
When the board of directors in 2007 and early 2008 set the fair value of the common stock in connection with option grants, the board, of course, did not know what the price range of the initial public offering would be. The Company believes that the stock options granted in 2007 and 2008 were granted at no less than the fair value of the Company stock at the time of each grant as determined by the board of directors in good faith upon a consideration of a number of objective and subjective factors. Some of the significant factors considered include:
•	The May 2007 private placement sale at $5.00 per share, which the Company believes provided an objective measure of the fair value of the common stock; and

•	Uncertainties about the timing and completion of the initial public offering and the possible initial public offering price.
Accordingly, the Company respectfully submits that the stock-based compensation expense presented in the Registration Statement for all periods remains accurate and appropriate.
Please direct your questions or comments to Stephen J. Schrader of this office (415-576-3028) or me (650-251-5926). In addition we would request that you provide a facsimile of any additional comments you may have to Mr. Schrader at 415-576-3099 and me at 650-856-9299. Thank you for your assistance.
Sincerely,
/s/ Jenny C. Yeh
Jenny C. Yeh
cc: Thomas Willardson
     Alan Denenberg, Esq.